EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          March __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

          CP&L ENERGY, INC., ET AL. (70-[___])
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          CP&L Energy, Inc. ("CP&L Energy"), 411 Fayetteville Street Mall,
Raleigh, North Carolina 27601, and Florida Progress Corporation ("Florida Progress"), One Progress Plaza, St. Petersburg, Florida 33701, have filed a joint application-declaration pursuant to Sections 6(a), 7, 9(a)(2), 10, 11(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), in which they seek Commission approval for a business combination and for other certain related matters. In the proposed business combination, upon receipt of all necessary approvals, Florida Progress will become a wholly owned subsidiary of CP&L Energy. Following the consummation of the proposed transaction, CP&L Energy will register with the Commission as a holding company pursuant to Section 5 of the Act.


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          CP&L Energy, Inc., a North Carolina corporation, is currently a wholly owned subsidiary of Carolina Power & Light Company ("CP&L"),1 an electric utility company which provides electric service to approximately 1.2 million customers in a 30,000 square-mile area of North Carolina and South Carolina that includes a substantial portion of the coastal plain of North Carolina extending to the Atlantic Ocean between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, and an area of northeastern South Carolina, and a non-contiguous area in and around the City of Asheville. The estimated total population of the area served is approximately 3.9 million.

          CP&L holds all of the outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), a gas utility company which CP&L acquired in July 1999. NCNG provides natural gas service to approximately 115,000 residential, commercial, agricultural, industrial and electric utility customers in 110 cities and towns in eastern and south central North Carolina and to four municipal gas distribution systems which serve an additional 46,764 end users. In addition, NCNG provides propane gas service to more than 11,600 customers and sells, installs, and services gas appliances.

          CP&L also engages in a variety on non-utility businesses through subsidiaries. Its principal subsidiaries are Monroe Power Company ("Monroe Power"), an "exempt wholesale generator" within the meaning of Section 32 of the Act which owns and operates a 160 MW simple-cycle combustion turbine unit located in Monroe, Georgia; CaroFund, Inc., which participates in affordable housing projects for low-income individuals and families in North and South Carolina; Strategic Resource Solutions Corp. ("SRS"), which directly and through subsidiaries designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide, and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning and lighting; and Interpath Communications, Inc. ("Interpath"), which is engaged primarily in providing Internet-based services and marketing fiber optic capacity to telecommunications carriers.

          For the year ended December 31, 1999, CP&L's consolidated operating revenues (pro forma to include the results of operations for NCNG in 1999) were $3.5 billion, of which $3.14 billion (90.6%) were derived from electric utility


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     1    At this time, CP&L Energy conducts no business operations and has no material assets. In a separate proceeding (File No. 70-9559), CP&L is seeking Commission approval for a reorganization whereby CP&L will become a direct, wholly owned, subsidiary of CP&L Energy, and the current common shareholders of CP&L will become the shareholders of CP&L Energy. See CP&L Holdings, Inc, Holding Co. Act Release No. 27108 (December 3, 1999) (notice of filing of application). The reorganization of CP&L has already been approved by CP&L's shareholders and is expected to be consummated several months before the business combination between CP&L Energy and Florida Progress is completed.


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operations, $201 million (5.8%) from regulated natural gas operations, and $125 million (3.6%) from diversified non-utility activities. At December 31, 1999, CP&L had consolidated assets of $9.5 billion, including net utility plant of $6.8 billion.

          Florida Progress's predominant subsidiary, Florida Power Corporation ("Florida Power"), provides electric service to approximately 1.4 million customers in a 20,000 square-mile area of central and northern Florida and along the west coast of Florida which includes the cities of St. Petersburg and Clearwater and the rapidly growing areas around Orlando.

          Florida Progress also owns all of the outstanding stock of Progress Capital Holdings, Inc. ("Progress Capital"), which serves as the holding company for substantially all of Florida Progress's non-utility operations. Progress Capital's principal subsidiary is Electric Fuels Corporation ("Electric Fuels"), which is an energy and transportation company with operations organized into three business units: energy and related services, inland marine transportation, and rail services. Electric Fuels supplies substantially all of Florida Power's coal requirements for its four Crystal River coal-fired units. Most of the coal delivered by Electric Fuels to Florida Power is purchased from unrelated producers under several different contracts. Other subsidiaries of Progress Capital are engaged in the wholesale telecommunications business and the insurance business.

          For the year ended December 31, 1999, Florida Progress reported consolidated operating revenues of $3.85 billion, of which nearly $2.63 billion (68%) were derived from electric utility operations and $1.21 billion (32%) were derived from non-utility activities. As of September 30, 1999, Florida Progress had total assets of $6.4 billion, including net utility plant of $3.6 billion.

          Under the terms of the Amended and Restated Agreement and Plan of Exchange, dated as of August 22, 1999, as amended as of March 3, 2000 (as so amended, the "Exchange Agreement"), CP&L Energy has agreed to acquire all of the issued and outstanding common stock of Florida Progress in exchange for a combination of shares of CP&L Energy common stock and cash (the "Share Exchange"). Under the terms of the Exchange Agreement, Florida Progress shareholders may elect to receive $54.00 in cash for each outstanding share of Florida Progress common stock or a number of shares of CP&L Energy common stock equal to the exchange ratio (as described below), subject to proration in the event that Florida Progress shareholders elect to receive more than 65% of the total consideration for the exchange in cash or more than 35% in CP&L Energy common stock.

          In the Share Exchange, Florida Progress shareholders may elect to receive in exchange for each share of Florida Progress common stock that is held either of:

          o    $54.00 in cash; or


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          o    a number of shares of CP&L Energy common stock equal to the exchange ratio, which is designed to provide Florida Progress shareholders with CP&L Energy common stock having a market value of $54.00, subject to the limitations described below.

          The exchange ratio will be determined by dividing $54.00 by the average of the closing sale price per share of CP&L Energy common stock as reported on the New York Stock Exchange Composite Tape on each of the twenty consecutive trading days ending with the fifth trading day immediately preceding the closing date (the "Average Closing Price"). However, if the Average Closing Price is greater than $45.39, the exchange ratio will be fixed at 1.1897, and if the Average Closing Price is less than $37.13, the exchange ratio will be fixed at 1.4543. The actual value of stock consideration received for each Florida Progress share will depend on the market value of CP&L Energy common stock at the completion of the Share Exchange. Therefore, if the Average Closing Price is less than $37.13, then each share of Florida Progress common stock exchanged for stock consideration will be valued in the Share Exchange at less than $54.00, and if the Average Closing Price is more than $45.39, then each share of Florida Progress common stock exchanged for stock consideration will be valued in the Share Exchange at more than $54.00.

          The Exchange Agreement also provides that Florida Progress shareholders will be entitled to receive one contingent value obligation ("CVO") for each share of Florida Progress common stock. Each CVO will represent the assignable and transferable right to receive a pro rata portion of certain contingent payments that are based upon the net after-tax cash flow (including federal income tax credits) to CP&L Energy generated by four synthetic fuels plants (referred to as the "EARTHCO" plants) that were purchased by Florida Progress in October 1999. The CVOs are intended to provide Florida Progress shareholders with the potential for receiving additional cash consideration in the Share Exchange linked specifically to the future performance of the EARTHCO plants.

          Initially, CP&L Energy will finance the cash portion of the Share Exchange consideration, which is estimated not to exceed $3.5 billion, through unsecured bank borrowings or unsecured borrowings from other institutional lenders having maturities of up to 3 years. The Share Exchange is not designed to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and will be accounted for under the purchase method of accounting.

          The applicants state that the electric utility facilities of CP&L and Florida Power will be interconnected via a 50 MW firm south to north transmission path (the "Contract Path") over the Southern Company and Duke Power transmission systems which will extend from the Southern Company /Florida Interface to the Duke Power/CP&L eastern control area interface. The Contract Path will be reserved for an initial one-year period and will be subject to the right to extend for additional one-year periods. CP&L and Florida Power will enter into a System Integration Agreement ("Integration Agreement") pursuant to which they will jointly plan all future generation facilities, coordinate the dispatch of their respective power plants, and centralize fuel supply and plant maintenance programs, among other things. Other corporate support functions of


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the two companies will be centralized in CP&L Services, a subsidiary service company to be organized by CP&L Energy prior to the closing of the Share
Exchange.

          CP&L Services will provide CP&L, NCNG and other companies in the CP&L Energy system, and, after the Share Exchange, Florida Power and other companies in the Florida Progress system, with various administrative, management and corporate support services. CP&L Services will enter into Service Agreements with each of its associate public-utility companies and each of its associate non-utility companies. CP&L Energy requests that the Commission find, pursuant to Rule 88(b), that CP&L Services' organization and the conduct of its business meet the requirements of Section 13(b) of the Act with respect to providing reasonable assurance of efficient and economical performance of services for the benefit of its associate companies, at cost, fairly and equitably allocated among them.

          CP&L Services will be staffed by employees of CP&L and Florida Progress and their respective subsidiaries who will be transferred over time to CP&L Services. The Service Agreements provide that CP&L Services may provide its associate companies with certain administrative and corporate support services, such as strategic planning, treasury, tax, accounting, legal, human resources, information systems, investor relations and public relations. For any service provided, CP&L Services will be reimbursed for its cost of providing the service, determined in accordance with Rules 90 and 91. To the extent possible, CP&L Services will identify and assign all of its direct costs incurred in providing any service to a client company, including labor overheads (e.g., payroll taxes, employee benefits, etc.). Other costs that cannot be identified to a particular client company, or which benefit all clients, will be allocated to all client companies in accordance with certain proposed methods of allocation.

          CP&L, Florida Power and NCNG may also provide services, upon request, to CP&L Services or directly to each other utilizing personnel who will not be transferred to CP&L Services and other resources and capabilities developed in the conduct of their public utility operations.

          The Share Exchange has been approved by the boards of directors at CP&L, CP&L Energy and Florida Progress and will be submitted for approval to the shareholders of Florida Progress and CP&L Energy at special meetings called specifically for such purpose. Various aspects of the proposed transaction have been or will be submitted for review and/or approval by the Federal Energy Regulatory Commission, the North Carolina Utilities Commission, the Nuclear Regulatory Commission, and the Federal Communications Commission. Moreover, the combination cannot proceed until CP&L and Florida Progress submit the required information to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the specified waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated.


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